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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO. ___________)*


                             First Bancshares, Inc.
             -------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
             -------------------------------------------------------
                         (Title of Class of Securities)


                                   318687 10 0
                       ----------------------------------
                                 (CUSIP Number)


                                 June 15, 2002
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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'

CUSIP No. 318687 10 0                                                Page 1 of 4
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  1.    Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only)

        Thomas M. Sutherland
--------------------------------------------------------------------------------
  2.    Check the Appropriate Box if a Member of a Group (See Instructions)


        N/A
--------------------------------------------------------------------------------
  3.    SEC Use Only



--------------------------------------------------------------------------------
  4.    Citizenship or Place of Organization


        United States of America
--------------------------------------------------------------------------------
                           5.    Sole Voting Power                        51,230

Number of                  -----------------------------------------------------
Shares                     6.    Shared Voting Power                      39,322
Beneficially
Owned by                   -----------------------------------------------------
Each Reporting             7.    Sole Dispositive Power                   51,230
Person With
                           -----------------------------------------------------
                           8.    Shared Dispositive Power                 39,322

--------------------------------------------------------------------------------
  9.    Aggregate Amount Beneficially Owned by Each Reporting Person


                           90,553
--------------------------------------------------------------------------------
 10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)

                           N/A
--------------------------------------------------------------------------------
 11.    Percent of Class Represented by Amount in Row (9)


                           5.5%
--------------------------------------------------------------------------------
 12.    Type of Reporting Person (See Instructions)


                           IN
--------------------------------------------------------------------------------



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                                                                     Page 2 of 4

ITEM 1.

     (a)  Name of Issuer:

          First Bancshares, Inc.

     (b)  Address of Issuer's Principal Executive Offices:

          142 East First Street, Mountain Grove, MO 65711

ITEM 2.

     (a)  Name of Person Filing:

          Thomas M. Sutherland

     (b)  Address of Principal Business Office or, if none, Residence:

          4348 East Valley Rd., Springfield, Missouri 65804

     (c)  Citizenship:

          United States of America

     (d)  Title of Class of Securities:

          Common Stock, $.01 par value

     (e)  CUSIP Number:

          318687 10 0
ITEM 3.

     If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

     (b)  [ ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

     (e)  [ ]  An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)
               (E);
     (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);


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                                                                     Page 3 of 4



     (g) [ ] A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G);

     (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j)  [ ]  Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 4.   OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned: 90,553

     (b)  Percent of class: 5.5%

     (c)  Number of shares as to which the person has:

          (i)   Sole power to vote or to direct the vote: 51,230

          (ii)  Shared power to vote or to direct the vote: 39,322

          (iii) Sole power to dispose or to direct the disposition of: 51,230.

          (iv)  Shared power to dispose or to direct the disposition of 39,322.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see ss.240.13d3(d)(1).

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

          N/A

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          Thomas M. Sutherland, Trustee of the Thomas M. Sutherland Trust dated 1/11/85 which holds 2,000 shares; Thomas M. Sutherland's four children (and their respective trust or custodian name) are as follows: Erin S. Butler (Thomas
M. Sutherland or John W. Sutherland, Jr. Trustees of the Erin A. Sutherland 1997 Revocable Trust dated 12/23/97) which holds 17,004 shares; Thomas M. Sutherland, Jr. (Thomas M. Sutherland, Trustee of the Thomas M. Sutherland, Jr. 2000 Revocable Trust dated 10/17/00) which holds 17,407 shares; Michael A. Sutherland (Thomas M. Sutherland, Trustee of the Michael A. Sutherland 2002 Revocable Trust dated 3/11/02) which holds 18,308 shares; Mary M. Sutherland (Christopher L. Sutherland, Custodian for Mary M. Sutherland under the MO TML) which holds 19,317 shares.


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                                                                     Page 4 of 4


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

          N/A

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          N/A

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

          N/A

ITEM 10.  CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                    June 25, 2002
                                        ----------------------------------------
                                                         Date


                                               /s/ Thomas M. Sutherland
                                        ----------------------------------------
                                                      Signature


                                                 Thomas M. Sutherland
                                        ----------------------------------------
                                                      Name/Title